Shareholder Meetings
(Unaudited)  December 31, 2001

During the period from July 1 to December 31, 2001, several Funds held special meetings of their shareholders.The matters considered at those meetings, together with the actual vote tabulations relating to such matters are as follows:

1. On August 2, 2001, a special meeting of the Nationwide Small
Company Fund was held for the following purpose:

To approve a subadvisory agreement with Gartmore Global Partners, so that Gartmore Global Partners would replace Lazard Asset Management as a subadviser for the Nationwide Small Company Fund.

For		Against		Abstain
38,645,656	527,266		1,701,583

The subadvisory change was implemented as of August 15, 2001.


2. On August 2, 2001, a special meeting of the Nationwide Strategic Value Fund was held for the following purpose:

To approve a new subadvisory agreement with Strong Capital
Management, Inc., so that Strong Capital Management, Inc. may continue to serve as the subadviser for the Nationwide Strategic Value Fund.

For		Against		Abstain
2,458,261	64,273		131,046


3. On December 27, 2001, a special meeting of the Nationwide Global 50 Fund was held for the following purposes:

To approve a subadvisory agreement with Gartmore Global Partners, so that Gartmore Global Partners would replace J.P. Morgan Asset
Management, Inc. as the subadviser for the Nationwide Global 50 Fund.


For		Against		Abstain
3,980,314	2,480,747	330,050

The subadvisory change was implemented as of January 2, 2002.

To amend Nationwide Global 50 Fund's fundamental policy regarding diversification to change the Nationwide Global 50 Fund from a diversified to a non-diversified fund.


For		Against		Abstain
3,774,891	2,620,036	396,184